SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 25th, 2017

DATE, TIME AND PLACE: July 25th, 2017, at 9.00 a.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. Alberto Emmanuel Carvalho Whitaker; Enrico Barsotti; Enrico Zampone; Herculano Aníbal Alves; Manoel Horacio Francisco da Silva; Mario Cesar Pereira de Araujo; Nicoletta Montella; Sabrina Valenza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Section 25 of the Company’s By-laws. Justified Absence of Elisabetta Colacchia. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary, Walmir Kesseli, Chairman of the Company’s Fiscal Council and Ms. Viviene Bauer, representative of the independent auditors, BDO RCS Auditores Independentes S.S. ("BDO").

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the Quarterly Information Report (“ITRs”) of the 2nd quarter of 2017, dated as of June 30th, 2017; and (3) To resolve on the corporate reorganization study.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), at its meetings held on July 5th and 24th, 2017, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the CAE.

(2) Acknowledged on the Quarterly Information Report (“ITRs”) of the second quarter of 2017, dated as of June 30th, 2017 based on the information provided by the Company administration, by the independent auditors, BDO, and were informed about the favorable assessments of the Company’s Fiscal Council and CAE through Mrs. Walmir Kesseli, Chairman of the Fiscal Council, and Alberto Emmanuel Carvalho Whitaker, CAE Coordinator, respectively. This report was subject to limited review by the independent auditors, BDO. accordance with the favorable reviews issued by the CAE and Fiscal Council of the Company. Such reports were subject to a limited revision by the independent auditors of the Company, BDO;

 (3) Approved the corporate reorganization project ("Reorganization") of its subsidiaries TIM Celular S.A. ("TCEL") and Intelig Telecomunicações Ltda. ("INTELIG"), including the transformation of INTELIG into a non-public traded corporation, the incorporation of TCEL by INTELIG, after its transformation, and the maintenance of the INTELIG’s management, all according to the material presented and filed in the Company's headquarters.

The effectiveness of the Reorganization is subject to (1) the prior consent of ANATEL, (2) the prior consent of the Banco Nacional de Desenvolvimento Econômico Social– BNDES, as the Company's creditor and (3) the approval of the competent Corporate Bodies of the Companies involved.

The Board of Executive Officers Is hereby authorized to practice all acts necessary for the subject approved.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Alberto Emmanuel Carvalho Whitaker; Enrico Barsotti; Enrico Zampone; Herculano Aníbal Alves; Manoel Horacio Francisco da Silva; Mario Cesar Pereira de Araujo; Nicoletta Montella; Sabrina Valenza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July 25th, 2017.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 25, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.